FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 11, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE
FIRST NINE MONTHS OF 2007

Moscow, Russia – October 11, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first nine months of 2007.

Product	First nine months of 2007, thousand tonnes		First nine months of 2007 vs. first nine months of 2006, %
Coal	13,409		+ 8
Coking coal	6,354		- 8
Steam coal	7,055		+ 30
Iron ore concentrate	3,714		- 1
Nickel	12.84		+ 22
Ferrosilicon*	14.6	*	n/a
Hardware	512		+ 14
Forgings	61		+ 13
Stampings	71		- 7
Rolled products	3,875		+ 10
Flat products	310		+ 5
Long products	2,296		+ 22
Semi-finished products	1,269		- 6
Steel	4,562		+ 3
Pig iron	2,837		+ 6
Coke	2,939		+ 77

* The ferrosilicon production figures show the outputs in August-September 2007, which correspond to the period of the Bratsk Ferroalloy Plant being under the ownership of Mechel OAO.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for the first nine months of 2007: “Both of our business segments, mining and steel, have demonstrated high operational results for the first nine months of 2007. During this reporting period, we observed growth in all markets for the mining segment. Favorable market conditions and successful implementation of our subsidiaries’ technical re-equipment program enabled Mechel to increase its outputs. The increase in our total output of coal was achieved mainly due to the increased output of steam coal. Output of iron ore concentrate was consistent with our planned figures and in line with the designed capacity at the Korshunov Mining Plant, our iron ore concentrate producer. We continued to scale up nickel production volumes, which is connected with the ongoing period of high prices for the nonferrous metal and was supported by the commissioning of new drilling equipment at our Southern Urals Nickel Plant subsidiary, which is in line with our capital investment program.”

Mr. Polin added: “In our steel segment, we focused on producing commodity items with high added value, while reducing our consumption ratios and significantly expanding our metal product mix in terms of grades and sections. In addition, taking advantage of the favorable market conditions, Mechel continued to scale up its output of finished commodities - long and flat products - while reducing its output of billets. We also increased hardware output, which was supported by improvements such as the new drawing equipment that was commissioned at our Beloretsk Metallurgical Plant subsidiary to produce high quality spring wire. Strong growth of coke output was connected with Mechel’s acquisition of Moscow Coke and Gas Plant and the commissioning of a new coking battery at Chelyabinsk Metallurgical Plant at the end of last year. In August, Mechel acquired Bratsk Ferroalloy Plant, which was consistent with our intention to develop a promising business line of ferroalloy production, which has already produced initial positive operational results.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  October 11, 2007